

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2012

Via E-mail
Mr. Patrick J. Grismer
Chief Financial Officer
YUM! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213

> **Re:** **YUM! Brands, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 21, 2012**
> **Form 10-Q for Fiscal Quarter Ended September 8, 2012**
> **Filed October 16, 2012**
> **File No. 001-13163**

Dear Mr. Grismer:

We have reviewed your response letter dated November 1, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

Note 9 – Goodwill and Intangible Assets, page 67

1. Please refer to your response to our prior comment 1. We note that you assigned/allocated $170 million of the goodwill that resulted from the acquisition of LJS and A&W to your KFC-U.S. and Taco Bell-U.S. reporting units. It appears that the allocation of goodwill to those reporting units was based upon your conclusions that (A) the goodwill associated with the acquisition was largely due to growth opportunities associated with your existing KFC and Taco Bell concepts in the United States and (B) the anticipated financial benefit from the acquisition was largely going to flow through the results of your KFC-U.S. and Taco Bell-U.S. operating segments. In this regard, we

also note your assertions that (a) you acquired LJS and A&W to <u>facilitate</u> a multi-branding strategy, (b) the multi-branding strategy was expected to increase average unit volumes and returns at <u>existing</u> restaurants to which your LJS or A&W concepts were added, and (c) the acquisition of LJS and A&W was expected to <u>drive</u> the development of new multi-branded units.

Notwithstanding your explanation of the reason(s) why you allocated $170 million of the goodwill associated with the acquisition of LJS and A&W to the KFC-U.S. and Taco Bell-U.S. reporting units, it is not clear that the co-branding of the LJS and A&W concepts with your existing KFC and Taco Bell concepts, ultimately, had much of an impact on (A) your multi-branding strategy during the years subsequent to the acquisition and (B) the overall growth in the number of multi-branded units in your restaurant system during such period. In this regard, we note from the disclosure on page 6 of your fiscal year 2008 Form 10-K that, at December 27, 2008, only 137 company-operated multi-branded units included the LJS concept and only 89 company-operated multi-branded units included the A&W concept. While we acknowledge that the disclosure in your fiscal year 2008 Form 10-K only addressed the <u>company-operated</u> multi-branded units that included the LJS and/or A&W restaurant concepts, the number of LJS and A&W multi-branded units referenced in the disclosure appears relatively insignificant when compared to (I) the 4,958 multi-branded units in your world-wide system at December 27, 2008, (II) the 4,629 multi-branded units in your U.S. restaurant system at December 27, 2008, and (III) the growth in the worldwide multi-branded system units from a total of 1,975 units at December 28, 2002 to 4,958 multi-branded units at December 27, 2008. In this regard, we also note that certain of the aforementioned LJS and A&W units are, presumably, multi-branded with each other, rather than with KFC and Taco Bell restaurant units. Lastly, it appears that your multi-branding strategy was well established prior to the acquisition of LJS and A&W. More specifically, we note that on page 9 of your fiscal year 1999 Form 10-K, you discussed your multi-branding strategy as a growth opportunity for your U.S. operations. We note further that between the end of fiscal year 1999 and the end of fiscal year 2001 (i.e., prior to the acquisition of LJS and A&W), the total number of multi-branded units in your restaurant system increased from 647 units to 1,520 units.

In addition to our observations regarding your multi-branding activity both before and after the acquisition of LJS and A&W, we note that the total number of LJS and A&W restaurant units located in the U.S. appeared to consistently decline between 2002 (i.e., the year of acquisition) and 2011 (i.e., the year that you decided to dispose of the brands). In this regard, we also note that between 2002 and 2011, your business strategy appeared to place significant emphasis on the refranchising of existing LJS and A&W restaurant units, rather than the multi-branding of existing units with your KFC and Taco Bell Concepts.

Lastly, we note that it is not clear to us how you determined that it would be appropriate to allocate (A) 81% of the goodwill value that resulted from the acquisition of LJS and

A&W to the KFC-U.S. and Taco Bell-U.S. reporting units and (B) only 19% of the goodwill value to the LJS/A&W reporting unit. More specifically, given that the plan to co-brand the acquired LJS and A&W Concepts with your existing KFC and Taco Bell Concepts does not appear to have had a significant or extensive proven history prior to the acquisition, it is not clear to us why the amount of goodwill allocated to the KFC-U.S. and Taco Bell-U.S. reporting units (i.e., based upon your multi-branding strategy) would be significantly disproportionate to the goodwill allocated to the reporting unit to which the acquired A&W and LJS restaurant units were assigned. Furthermore, given that your response to our prior comment 1 implies that, at the time of the acquisition, there was significant value associated with your ownership of the KFC and Taco Bell Concepts, it is unclear to us why the LJS/A&W reporting unit would not be expected to derive significant value and benefit from your ownership of the KFC and Taco Bell Concepts.

So that we can better understand how you determined that it was appropriate to allocate (A) $170 million of the goodwill that resulted from the acquisition of LJS and A&W to the KFC-U.S. and Taco Bell-U.S. reporting units and (B) only $39 million of such goodwill to your LJS/A&W reporting unit, please provide us with the following information related to (a) the initial allocation of the goodwill associated with the transaction, (b) your pre-acquisition multi-branding plans/strategy, and (c) the post-acquisition multi-branding of the LJS and A&W restaurant concepts with the previously owned KFC and/or Taco Bell restaurant concepts:

- A roll-forward of all multi-branding activity in which a LJS or A&W restaurant unit was paired with a KFC and/or Taco Bell restaurant unit from the date of the acquisition through the date of disposal of the LJS and A&W brands;
- An explanation as to whether your multi-branding strategy contemplated adding either your KFC or Taco Bell Concepts to existing LJS and A&W restaurant units;
- An explanation as to whether you ultimately pursued the multi-branding of LJS and A&W restaurant units with company-owned or franchised KFC and/or Taco Bell restaurant units;
- An explanation as to whether you ultimately pursued the multi-branding of LJS and A&W restaurant units with new or existing KFC and/or Taco Bell restaurant units;
- An explanation as to whether your business strategy was revised between fiscal year 2002 and fiscal year 2011, such that it no longer emphasized the multi-branding of LJS and A&W concepts with your KFC and/or Taco Bell concepts and, if so, the fiscal year in which this strategy changed;
- The total number of LJS and A&W restaurant units that were multi-branded with KFC and/or Taco Bell Restaurant units as of the date of the disposal of the A&W and LJS brands – that is, if not apparent from the previously requested roll-forward;
- Specific details regarding how the allocation of goodwill between the three applicable reporting units was determined, including a detailed summary of all material assumptions and estimates used/relied upon (e.g., growth rates, trends, expected improvements to sales volume and returns, etc.) in determining an appropriate allocation and the amount assigned to each of KFC and Taco Bell; and

- An explanation as to whether any assets or liabilities other than goodwill were allocated to the Taco Bell and KFC reporting units as a result of the acquisition.

Please also provide us with any additional information regarding your overall multi-branding strategy and your specific plans for the multi-branding of the LJS and A&W restaurant concepts with your KFC and/or Taco Bell restaurant concepts, as contemplated at or near the LJS and A&W acquisition date. In this regard, please consider providing us with any other documentation that you believe will help us better understand (A) the intended timing and expected growth impact (e.g., unit and/or return impact) of the implementation of your multi-branding strategy, (B) the final allocation of goodwill between reporting units, as well as the underlying assumptions, and (C) any changes to your multi-branding strategy, if applicable. For example, we note from page 53 of your fiscal year 2002 Form 10-K that a third party valuation expert assisted with determination of the fair values of the LJS and A&W assets acquired and liabilities assumed. If this third party valuation expert (or any other third party) also assisted with the determination of how goodwill should be allocated amongst your reporting units, please consider including the third party's analysis and/or report as part of your response.

Note 16 – Shareholders' Equity

Accumulated Other Comprehensive Income (Loss), page 81

2. Please refer to your response to our prior comment 2. We note that this response included meaningful information regarding your accounting for cumulative translation adjustments – for example, that you do not consider an individual restaurant to be a distinct and separate operation for this purpose, that your foreign entities are determined at the country level, and that restaurant closures and refranchising transactions are considered disposals or sales of assets within your foreign entities and not disposals or sales of any of your investments in a foreign entity. Given that there is recognized diversity in practice regarding companies' policies related to the nature of transactions that result in the reclassification of foreign currency translation adjustments from equity to earnings, we believe that it may be appropriate for you to expand your accounting policy in Note 2, as noted above, to clarify and provide further details regarding your policy. Please revise your disclosure accordingly, or advise.

3. Please tell us the names of the foreign entities in which you have an investment that are at the country level for your purpose of applying ASC 830 – that is, as indicated in your response to our prior comment 2. Also, tell us the operating segment in which they are located. So that we may have a further understanding of your circumstances, please tell us the names of the immediate foreign entities in which the foreign restaurants disposed of in 2011 were located, and how these entities rolled up into the applicable country level foreign entity. In so doing, tell us whether your investment in the immediate foreign entity in which the disposed restaurants were located, and investment in any higher level

foreign entity of the immediate foreign entity, was sold or completely or substantially, completely liquidated in the disposition of the associated foreign restaurants.

Form 10-Q for Fiscal Quarter Ended September 8, 2012

Notes to Condensed Consolidated Financial Statement (Unaudited)

Note 4 – Items Affecting Comparability of Net Income and/or Cash flows, page 9

4. Please refer to your response to our prior comment 3. We understand from news accounts that Rutland Partners acquired Pizza Hut UK Ltd, which owns Pizza Hut dine-in restaurants in the United Kingdom, in November of 2012 and that Rutland will operate the restaurants under a franchise agreement. Please provide us with the details of this transaction, including:

   - the sale price;
   - the gain or loss recognized on the transaction, as well as how such amount was determined;
   - the amount by which the goodwill assigned to the Pizza Hut UK reporting unit was impaired as a result of this transaction, as well as how such amount was determined;
   - the amount of the goodwill assigned to the Pizza Hut UK reporting unit that has been retained subsequent to the transaction, if any, as well as the basis for retaining such amount;
   - the number of restaurants involved in the transaction, including whether all Pizza Hut UK restaurants were sold in connection with the transaction;
   - the number of Pizza Hut UK restaurants that you continue to own, if any; and
   - the date when and the balance sheet date upon which the fair value of the Pizza Hut UK reporting unit was last estimated in connection with an evaluation of the goodwill assigned to Pizza Hut UK for impairment, as well as how the sale price compared to this most recent estimate of the fair value of the Pizza Hut UK.

Little Sheep Acquisition, page 9

5. We note that your acquisition of an additional 66% interest in Little Sheep Group Limited resulted in the recognition of $332 million of goodwill. We also note your disclosure that this goodwill has been allocated to the China segment as a separate reporting unit. Please clarify for us the entity referred to by "separate reporting unit." Also, tell us whether the reporting unit to which the goodwill has been allocated includes the other Little Sheep assets that were acquired (e.g., trademarks) and liabilities that were assumed in connection with the transaction.

You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief